UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HAWAIIAN ELECTRIC INDUSTRIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Hawaii	99-0208097
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

900 Richards Street

Honolulu, Hawaii 96813

(Address of principal executive offices including zip code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	NYSE

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

The Commission respectfully is requested to send copies of all notices, orders and communications to:

David J. Reber, Esq.

Goodsill Anderson Quinn & Stifel LLP

1099 Alakea Street, Suite 1800

Honolulu, Hawaii 96813

(808) 547-5600

INFORMATION REQUIRED IN REGISTRATION STATEMENT

As a result of the stock split described below, the undersigned registrant hereby amends and restates Item 1 of the Registration Statement on Form 8-A filed by the registrant with the Securities and Exchange Commission (the “SEC”) on November 5, 1997 as set forth below.

Item 1. Description Of Registrants’ Securities To Be Registered.

On October 28, 1997, the Board of Directors (the “Board”) of Hawaiian Electric Industries, Inc. (the “Company”) adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of October 28, 1997, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of May 7, 2003 (the “Rights Agreement”). In connection with the adoption of the Rights Agreement, the Board declared a dividend distribution of one Right for each share of Company common stock, no par value (the “Common Stock”), outstanding on November 10, 1997 (the “Record Date”) and authorized the issuance of one Right (subject to adjustment) for each share of Common Stock issued between such date and the Distribution Date (as defined in the Rights Agreement). Each Right represents the right to purchase from the Company a unit (a “Unit”) consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value (the “Series A Preferred Stock”) at a Purchase Price of $112.00 per Unit, subject to adjustment. Capitalized terms used and not defined herein have the meanings given to them in the Rights Agreement.

On April 20, 2004, the Board declared a 2-for-1 stock split (the “Stock Split”) of the Company’s Common Stock, in the form of a share dividend of one share of Common Stock for every share of Common Stock issued and outstanding on the record date for the Stock Split, with the certificates representing the shares issued as a result of the Stock Split to be distributed on June 10, 2004 to shareholders of record of the Common Stock at the close of business on May 10, 2004. In accordance with Section 11(p) of the Rights Agreement and in connection with the Stock Split, effective on June 10, 2004, the Rights are automatically adjusted so that one-half of one Right (subject to future adjustment) is attached to each outstanding share of Common Stock (including shares issued pursuant to the Stock Split and additional shares of Common Stock issued prior to the Distribution Date).

Also in connection with the Stock Split, if the Current Market Price per share of Preferred Stock cannot be otherwise determined in accordance with the Rights Agreement, the Current Market Price per share of Preferred Stock shall be an amount equal to 200 (as adjusted for the Stock Split and subject to future adjustment) multiplied by the Current Market Price per share of the Common Stock.

Also in connection with the Stock Split, the exchange ratio at which the Board may exchange the Rights pursuant to Section 24(a) of the Rights Agreement is adjusted from one share of Common Stock per Right to two shares of Common Stock (subject to future adjustment) per Right, and the rate at which the Company may substitute Preferred Stock (or Equivalent Preferred Stock) for Common Stock exchangeable for Rights pursuant to Section 24(c) of the Rights Agreement is adjusted from one one-hundredth of a share of Preferred Stock (or Equivalent Preferred Stock) for each share of Common Stock to one two-hundredth of a share of Preferred Stock (or Equivalent Preferred Stock) for each share of Common Stock (subject to future adjustment).

Initially, the Rights attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates have been distributed. The Rights will separate from the Common Stock upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”), other than as a result of purchases by the

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Company or a Subsidiary of the Company or by an employee benefit plan of the Company or a Subsidiary of the Company, certain inadvertent actions by institutional or certain other shareholders, or the beneficial ownership by a Person of 15% or more of the outstanding Common Stock as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchases of shares of Common Stock by the Company, unless and until such Person acquires additional shares of Common Stock representing 1% or more of the shares then outstanding, or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer (other than by the Company or a Subsidiary of the Company or by or for an employee benefit plan of the Company or a Subsidiary of the Company) that would result in a Person or group of affiliated or associated Persons becoming an Acquiring Person. The earlier of (i) and (ii) above is referred to in the Rights Agreement as the “Distribution Date.”

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the transfer of any certificates for issued and outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m. (Hawaii time) on November 1, 2007, unless such date is extended by the Board or the Rights are earlier redeemed or exchanged by the Company as described below. At no time will the Rights have any voting power.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will have Rights attached.

In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event that, following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s and its Subsidiaries’ (taken as a whole) assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets

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(excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may (i) exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of two shares of Common Stock per Right (as adjusted for the Stock Split and subject to future adjustment), or (ii) substitute Preferred Stock (or Equivalent Preferred Stock) for Common Stock exchangeable for Rights, at the ratio of one two-hundredth of a share of Preferred Stock (or Equivalent Preferred Stock) for each share of Common Stock (as adjusted for the Stock Split and subject to future adjustment).

At any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 per Right redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights is not taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Company in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to make changes that do not adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, from and after the Distribution Date, no amendment may be made to (i) lengthen the redemption time period at a time when the Rights are not redeemable, or (ii) lengthen any other time period under the Rights Agreement unless the purpose thereof is to protect, enhance or clarify the rights of or benefits to the holders of Rights. The Rights Agreement may not be amended at a time when the Rights are not redeemable.

The foregoing description is qualified in its entirety by reference to the description of the Rights and their terms set forth in the Rights Agreement, as amended, which is incorporated by reference herein.

Item 2. EXHIBITS

The following Form 8-A exhibits were previously filed with the SEC as indicated and are incorporated by reference herein:

1	Rights Agreement, dated as of October 28, 1997, between Hawaiian Electric Industries, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to Exhibit 1 of the Registrant’s Registration Statement on Form 8-A filed on November 5, 1997).

2	Amendment to Rights Agreement, dated as of May 7, 2003, between Hawaiian Electric Industries, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 2 of the Registrant’s Registration Statement on Form 8-A/A filed on May 8, 2003).

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 10, 2004	HAWAIIAN ELECTRIC INDUSTRIES, INC.

	By	/s/ Eric K. Yeaman
Eric K. Yeaman
Financial Vice President, Treasurer and Chief Financial Officer

	By	/s/ Curtis Y. Harada
Curtis Y. Harada
Controller

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